Exhibit 99.21

STANDARD LITHIUM LTD.

Form of Proxy – Annual General and Special Meeting

Appointment of Proxyholder

I/We, being holder(s) of common shares of Standard Lithium Ltd. (the “Company”), hereby appoint Robert Mintak or, failing him, Kara Norman or, failing her, Sam Cole OR

Print the name of the person you are appointing if this person is someone other than the individuals listed above as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below direction (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the Annual General and Special Meeting of Shareholders of the Company to be held at 10:00 a.m. (Vancouver time) on December 30, 2019, at Cassels Brock & Blackwell LLP, Suite 2200, HSBC Building, 885 West Georgia Street, Vancouver, British Columbia (the “Meeting”), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.

Management recommends voting FOR all Resolutions. Please use a dark black pencil or pen.

1. Number of Director	FOR	AGAINST

To set the number of Directors at five (5)	☐	☐

2. Election of Directors

The election of directors 1 through 5 listed below to hold office until the earlier of (i) the next annual general meeting of shareholders or (ii) until their successors are duly elected or appointed.

	FOR	WITHHOLD

1. Robert Mintak	☐	☐

2. Andrew Robinson	☐	☐

3. Anthony Alvaro	☐	☐

4. Jeffrey Barber	☐	☐

5. Robert Cross	☐	☐

3. Appointment of Auditors	FOR	WITHHOLD

Appointment of Manning Elliott LLP, as Auditors of the Company for the ensuing year and authorize the Directors to fix their remuneration.	☐	☐

4. Amended By-Laws	FOR	AGAINST

To consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution approving an amendment to By-Law No. 1, as more fully described in the accompanying Information Circular.

	☐	☐

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted FOR a matter by Management’s appointees or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.

Signature(s)	Date

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received by 10:00 a.m. (Vancouver time) on Tuesday, December 24, 2019.

Proxy Form – Annual General and Special Meeting of Shareholders of Standard Lithium Ltd. to be held on December 30, 2019 (the “Meeting”)

Notes to Proxy

1. This proxy must be signed by a holder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.

2. If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy . If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy.

3. Some holders may own securities as both a registered and a beneficial holder; in which case you may receive more than one Circular and will need to vote separately as a registered and beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries.

4. If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together the number of securities indicated on the proxy.

All holders should refer to the Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

This proxy is solicited by and on behalf of Management of the Company.

How to Vote

INTERNET

●	Go to

www.astvotemyproxy.com

●	Cast your vote online

●	View Meeting documents

To vote using your smartphone, please scan this QR Code g

To vote by Internet you will need your control number. If you vote by Internet, do not return this proxy.

MAIL, FAX or EMAIL

•	Complete and return your signed proxy in the envelope provided or send to:

AST Trust Company (Canada)

P.O. Box 721

Agincourt, Ontario, M1S 0A1

•	You may alternatively fax your proxy to 416-368-2502 or toll free in Canada and United States to 1-866-781-3111 or scan and email to proxy@canstockta.com.

An undated proxy is deemed to be dated on the day it was received by AST Canada.

All proxies must be received by 10:00 a.m. (Vancouver time) on Tuesday, December 24, 2019.